Exhibit 12.1

Calculation of Ratios of Earnings to Fixed Charges and
Earnings to Combined Fixed Charges and Preferred Stock Dividends

The following table sets forth the calculation of our ratios of earnings to fixed charges and our ratios of earnings to combined fixed charges and preferred stock dividends for each of the periods indicated (dollars in thousands):

	For the Year Ended December 31,
	2016	2015	2014	2013	2012
Ratio of earnings to fixed charges:
Fixed charges (1)	$40,243	$31,984	$30,196	$39,064	$22,359
Net income (loss) available to common stockholders	39,201	(42,826)	156,461	(84,470)	250,180
Earnings	$79,444	$(10,842)	$186,657	$(45,406)	$272,539

Ratio of earnings to fixed charges	2.0	(0.3)	6.2	(1.2)	12.2

Ratio of earnings to combined fixed charges and preferred stock dividends:
Fixed charges (1)	$40,243	$31,984	$30,196	$39,064	$22,359
Preferred stock dividends (2)	4,468	4,468	2,718	—	—
Combined fixed charges and preferred dividends	44,711	36,452	32,914	39,064	22,359
Net income (loss) available to common stockholders	39,201	(42,826)	156,461	(84,470)	250,180
Earnings	$83,912	$(6,374)	$189,375	$(45,406)	$272,539

Ratio of earnings to combined fixed charges and preferred stock dividends	1.9	(0.2)	5.8	(1.2)	12.2
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(1)     Fixed charges consist of primarily interest expense, as defined under U.S. generally accepted accounting principles, on our repurchase agreements.

(2)	There were no shares of preferred stock outstanding prior to 2014, therefore, there are no amounts for preferred stock dividends included in the above calculations.